Filed by Newsight Imaging Ltd. / Vision Sensing Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Newsight Imaging Ltd.

Commission File No. 333-268714

Mekorot and Watersight Expand Partnership with AquaRing Deployment at New Locations in Israel

Installations targeted for additional Mekorot water monitoring stations in northern Israel

NESS ZIONA, Israel - May 31, 2023 – Mekorot, the Israeli national water company, and Watersight LTD, a joint venture company of Mekorot and Newsight Imaging Ltd. and leading provider of online water AI condition-based water monitoring solutions, today announced the planned installation of the AquaRing system at new locations in Israel, targeting additional Mekorot water monitoring stations.

Watersight’s patent-pending AquaRing is based on the game-changing spectral chips developed by Newsight, powered by Machine Learning and AI, and supported by a cloud-based dashboard. The device provides an advanced Real-Time, IoT monitoring solution that provides alerts based on water conditions. From source to tap, inlet to outlet, Watersight’s solution is fast, smart, and scalable at a market-leading price.

The AquaRing pilot program was launched in November 2022, and has since attracted some of the leading U.S and Europe water and beverage industry companies. The pilot program’s positive results have led Mekorot and Watersight to expand AquaRing installations with early product deployments at additional Mekorot remote locations in northern Israel.

Watersight’s program is targeting key strategic markets including the water utilities, beverage and water purifier industries. Globally, the water and wastewater utility sector expenditure on digital solutions is forecasted to grow 8.8% annually, from US$25.9B in 2021 to US$55.2B in 2030, according to a report from Bluefield Research. Revenue in the Beverages segment is projected to reach US$235.0B in 2023 according to Statista, which relies on beverage quality process water checks during production. Watersight recently released a new use case support of monitoring the efficiency of water purifying systems, recognizing the global water purifier market size has reached US$46.3B in 2022, with Research and Markets expecting the market to reach US$78.1B by 2028, exhibiting a CAGR of 9.11%.

“With the success of our pilot program with companies representing some of the largest and most innovative water technology companies in the world, we are now ready to expand into new locations,” said Yossi Yaacoby, VP of Engineering of Mekorot. “The AquaRing is an effective tool for low-cost and affordable online water monitoring solutions. By expanding early deployments, we will be able to implement additional layers of innovative water quality devices at Mekorot’s water supply system. This new implementation is another positive milestone in our innovative joint journey.”

Eli Assoolin, CEO of Watersight, added, “We continue to believe that Watersight and AquaRing represent a significant step forward in smart water quality monitoring and management, with ongoing momentum of our online water condition-based monitoring based on spectral analysis, and powered by Machine Learning and AI technology. We are confident that AquaRing expansion into additional locations will have a positive impact on the environment, as well as on the economic and social well-being of the communities we serve.”

The AquaRing pilot program is part of Mekorot’s broader efforts to implement advanced technologies in its water management systems. For more information about the AquaRing pilot program and Watersight’s online water condition-based water monitoring solutions, please visit www.watersight.ai.

About Watersight

Watersight Ltd. is a joint company of Newsight Imaging and Mekorot. Based on Newsight’s validated spectral chip technology, the AquaRing™ is Watersight’s flagship device for online condition-based monitoring (CbM). This technology allows for real-time water and liquid analysis alerts at an unbeatable price. Enhanced by ML and AI, the device enables accurate diagnosis of the water’s quality, safety, and security.

About Newsight Imaging

Newsight Imaging develops advanced CMOS image sensor chips for 3D machine vision and spectral analysis. Newsight’s depth camera sensors for machine vision serve verticals such as Mobile & Metaverse, Robotics, Industry 4.0 and Automotive Safety. The Company recently launched its innovative solid-state LiDAR reference design, the eTOF™ LiDAR, based on the NSI1000 sensor. In addition, Newsight has developed its spectral chip backed by AI technology that has multiple uses in rapid pathogen detection and in continuous, condition-based monitoring of fluid flows, including water quality. Newsight’s Virusight subsidiary’s SpectraLIT™ offers a targeted and cost-effective solution for remote healthcare, real time diagnosis, and quality inspection solutions for water and food & beverage, including COVID detection under certain circumstances in less than 20 seconds with 96% accuracy. Newsight’s Watersight subsidiary’s AquaRing provides real-time, AI-based monitoring of flow systems or processes, including installations for water quality monitoring, The Company has US and EU patents and has received multiple grants by the Israeli Innovation Authority. For more information visit www.newsight.com.

On August 30, 2022, Newsight Imaging announced that it has entered into a definitive agreement to become publicly listed through a merger transaction with Vision Sensing Acquisition Corp. (Nasdaq: VSAC), a publicly traded special purpose acquisition company. The transaction is expected to close in the second quarter of 2023, at which point the combined company’s common stock is expected to trade on the Nasdaq Capital Market under the ticker symbol “NSIM”.

About Vision Sensing Acquisition Corp.

Vision Sensing Acquisition Corp. (“VSAC”) is a Special Purpose Acquisition Company (“SPAC”) that has been established to focus on the acquisition of vision sensing technologies (“VST”) including hardware solutions (chips / modules / systems), related application software, artificial intelligence and other peripheral technologies that assist to integrate and/or supplement VST applications. For more information visit www.vision-sensing.com.

Forward-Looking Statements

This press release is provided for informational purposes only and contains information with respect to a proposed business combination (the “Proposed Business Combination”) among VSAC and Newsight. No representations or warranties, express or implied are given in, or in respect of, this press release. In addition, this press release does not purport to be all-inclusive or to contain all the information that may be required to make a full analysis of the Proposed Business Combination.

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. VSAC’s and Newsight’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, VSAC’s and Newsight’s expectations with respect to future performance and anticipated financial impacts of the transactions (the “Transactions”) contemplated by the Business Combination Agreement. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of VSAC or Newsight and are difficult to predict. Factors that may cause such differences include but are not limited to: (i) the expected timing and likelihood of completion of the Transactions, (ii) the occurrence of any event, change or other circumstances that could give rise to a failure of the conditions to or the termination of the Business Combination Agreement; (iii) the ability of Newsight to meet Nasdaq listing standards following the Transactions and in connection with the consummation thereof; (iv) the occurrence of a material adverse change with respect to the financial position, performance, operations or prospects of Newsight or VSAC; (v) failure to realize the anticipated benefits of the Proposed Business Combination or risk relating to the uncertainty of any prospective financial information of Newsight; (vi) the failure of Newsight to meet projected development and production targets; (vii) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors, and (viii) other risks and uncertainties described herein and other reports and other public filings with the SEC by VSAC, including VSAC’s Form 10-K for the year ended December 31, 2022 as filed with the SEC on March 24, 2023 (the “10-K”) and VSAC’s Form 10-Q for the fiscal quarter ended March 31, 2023 as filed with the SEC on May15, 2023 (the “First Quarter 10-Q”), or that Newsight has filed or intends to file with the SEC, including in the Registration Statement. The foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. There may be additional risks that neither VSAC nor Newsight presently know, or that VSAC and Newsight currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. To the fullest extent permitted by law in no circumstances will Newsight, VSAC or any of their respective subsidiaries, interest holders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this press release, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. These forward-looking statements should not be relied upon as representing VSAC’s and Newsight’s assessments as of any date subsequent to the date of this press release. VSAC and Newsight undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Additional Information About the Proposed Business Combination and Where to Find It

In connection with the Proposed Business Combination, Newsight has filed relevant materials with the SEC, including an Amendment No. 3 to Registration Statement on Form F-4, which includes a preliminary proxy statement/prospectus of VSAC, and a prospectus for the registration of Newsight securities in connection with the Proposed Business Combination (the “Registration Statement”). The Registration Statement has not yet been declared effective. The parties urge its investors, shareholders, and other interested persons to read, when available, the preliminary proxy statement/prospectus and definitive proxy statement/prospectus, in each case when filed with the SEC and documents incorporated by reference therein because these documents will contain important information about VSAC, Newsight and the Proposed Business Combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of VSAC as of the record date in the future to be established for voting on the Proposed Business Combination and will contain important information about the Proposed Business Combination and related matters. Shareholders of VSAC and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) because they will contain important information about VSAC, Newsight and the Proposed Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Proposed Business Combination, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: VSAC Acquisition Corp., Attention: Garry Stein, telephone: +852 9858 0029. The information contained on, or that may be accessed through, the websites or links referenced in this press release in each case is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

VSAC, Newsight and their respective directors and executive officers may be deemed participants in the solicitation of proxies from VSAC’s shareholders in connection with the Proposed Business Combination. VSAC’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of VSAC, or persons who may under SEC rules be deemed in the solicitation of proxies to VSAC’s shareholders in connection with the Proposed Business Combination, in the Registration Statement or in VSAC’s Form 10-K or its Form 10-Q. Additional information regarding the interests of such persons are likewise included in that Registration Statement. You may obtain free copies of these documents as described above.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Investor Relations Contact:

Chris Tyson
MZ North America
VSAC@mzgroup.us
949-491-8235

Newsight Imaging Contact:

info@newsight.com